# BofA Securities Europe SA

## Form SBSE-A

## Amendment - SBSE-A/A

## December 15, 2023

The following changes were made in this Amendment:

<u>Changes to Principals</u>

Susan Yung – Removed

Douglas Charles Spell – Added as Head of a Business Unit, Division or Function


<u>Changes to Schedule B, Section II Item 13B</u>

SKANDINAVISKA ENSKILDA BANKEN AB (Latvia) – Added to Custody, Clear, or Settle section

SKANDINAVISKA ENSKILDA BANKEN AB (Lithuania) – Added to Custody, Clear, or Settle section

SKANDINAVISKA ENSKILDA BANKEN AB (Estonia) – Added to Custody, Clear, or Settle section

STANDARD CHARTERED BANK, JORDAN BRANCH – Removed from Custody, Clear, or Settle section